02029580

948840

3-1-02

# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549



**Report of Foreign Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**



**For the month of March 2002**

**FALCONBRIDGE LIMITED**
*(Translation of registrant's name into English)*

**Suite 1200, 95 Wellington Street West**
**Toronto, Ontario**
**M5J 2V4**
*(Address of principal executive offices)*

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

**Form 20-F** ______ **Form 40-F** ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

**Yes** ___X___ **No** ______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-3920.**

Mr. Porcile is a mineral engineer who studied at the University of Chile before completing a Master's degree from Columbia University in the United States. He has more than 35 years of experience in the mining industry in project and operations management. Most recently, Mr. Porcile was Vice-President, Project Development for BHPBilliton Base Metals and was responsible for several key projects. Prior to that he held a variety of positions with Rio Algom, including President of Compañia Minera Cerro Colorado, Vice-President of Engineering and Development and Vice-President of Operations. He also worked for Codelco, a major Chilean copper producer, and for the Davy McKee Engineering and Construction Company in the United States.

"These appointments are another step towards Noranda and Falconbridge working more closely together," said Mr. Pannell.

*Noranda Inc. is a leading mining and metals company with more than 48 mining and metallurgical operations and projects under development. Its common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (NRD). Falconbridge, a prominent nickel and copper producer, is 57%-owned by Noranda and is listed on the Toronto Stock Exchange under the symbol FL.*

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**Contacts:**

Noranda Inc.:
Dale Coffin
Manager, Public Affairs & External Communications
Tel: 416-982-7161
coffind@noranda.com
www.noranda.com

Falconbridge Limited:
Caroline Casselman
Director, Communications & Public Affairs
Tel: 416-956-5781
Ccasselman@falconbridge.com
www.falconbridge.com

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**FALCONBRIDGE LIMITED**
(Registrant)

March 19, 2002 By: \ P.D. Lafrance \
P.D. Lafrance – Assistant Secretary